Delisting Determination, The Nasdaq Stock Market, LLC,
April 26, 2021, Zion Oil. The Nasdaq Stock Market,
LLC (the Exchange) has determined to remove from listing the common stock of Francescas Holdings Corporation (the Company), effective at the opening of the trading session on May 10, 2021. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules
5101, 5110(b), and IM-5101-1.
The Company was notified of the Staff determination on December 4, 2020. The Company appealed the determination to a Hearings Panel (Panel) on December 11, 2020. On January 8, 2021, the Company informed the Exchange of its decision to withdraw its appeal before a decision was rendered by the Panel. The Listing Council did not call the matter for review.
The Staff determination to delist the Company common stock became final on February 26, 2021.